UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39910

(Check One):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:          March 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Oyster Enterprises Acquisition Corp.
Full Name of Registrant

N/A
Former Name, if Applicable

777 South Flagler Drive, Suite 800W
Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33401
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the U.S. Securities and Exchange Commission (the “SEC”) issued a statement (the “SEC Statement”) entitled, “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”). The SEC Statement discussed certain features of warrants issued in SPAC transactions that may be common across many entities. The SEC Statement indicated that when one or more of such features is included in a warrant, the warrant should be classified as a liability at fair value, with changes in fair value each period reported in earnings, rather than as equity.

Oyster Enterprises Acquisition Corp. (the “Company”) has concluded that certain of its warrants should have been classified as liabilities in its audited balance sheet as of January 22, 2021, included in the Form 8-K filed with the SEC on January 28, 2021. The Company has been and is working diligently to assess the impact of this change on its previously issued financial statements and on its financial statements as of and for the three months ended March 31, 2021 to be included in its quarterly report on Form 10-Q (“1Q 2021 Form 10-Q”).

The Company is working diligently to complete the 1Q 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the warrants in accordance with the SEC Statement and its impact on the Company’s financial statements, the Company is unable to complete and file the 1Q 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Joshua P. Kleban	212	752-8901
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oyster Enterprises Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Joshua P. Kleban
Joshua P. Kleban
Chief Financial Officer